EXHIBIT 12.1

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends
	Three Months Ended
	March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Dollars in Thousands)
Earnings:
1. Income (loss) before income taxes	$13,072	$15,527	$62,066	$57,282	$41,903	$65,773	$37,732
2. Plus interest expense	4,627	3,781	15,997	15,801	19,203	28,377	35,146

3. Earnings including interest on deposits	17,699	19,308	78,063	73,083	61,106	94,150	72,878
4. Less interest on deposits	3,934	3,162	13,511	11,225	12,346	20,720	26,370
5. Earnings excluding interest on deposits	$13,765	$16,146	$64,552	$61,858	$48,760	$73,430	$46,508

Fixed charges and preferred stock dividend requirement (pre-tax):
6. Including interest on deposits and capitalized interest	$4,627	$3,974	$16,736	$16,563	$19,922	$29,198	$40,145
7. Less interest on deposits (Line 4)	3,934	3,162	13,511	11,225	12,346	20,720	26,370
8. Excluding interest on deposits	$693	$812	$3,225	$5,338	$7,576	$8,478	$13,775

Ratio of earnings to combined fixed charges and preferred stock dividends (pre-tax):

Including interest on deposits (Line 3 divided by Line 6)	3.83	4.86	4.66	4.41	3.07	3.22	1.82

Excluding interest on deposits (Line 5 divided by Line 8)	19.86	19.88	20.01	11.59	6.44	8.66	3.38

Excluding Preferred Stock Dividends:

Fixed charges EXCLUDING preferred stock dividend requirement (pre-tax):
6. Including interest on deposits and capitalized interest	$4,627	$3,781	$15,997	$15,801	$19,203	$28,377	$35,146
7. Less interest on deposits (Line 4)	3,934	3,162	13,511	11,225	12,346	20,720	26,370
8. Excluding interest on deposits	$693	$619	$2,486	$4,576	$6,857	$7,657	$8,776

Ratio of earnings to fixed charges (pre-tax):

Including interest on deposits (Line 3 divided by Line 6)	3.83	5.11	4.88	4.63	3.18	3.32	2.07

Excluding interest on deposits (Line 5 divided by Line 8)	19.86	26.08	25.97	13.52	7.11	9.59	5.30